Exhibit 8.01

For Immediate Release

Del Taco Restaurants, Inc. Provides Business Update Related to COVID-19
Increases Cash Reserves and Withdraws Fiscal Year 2020 Guidance

Lake Forest, CA. April 2, 2020 - Del Taco Restaurants, Inc. (“Del Taco” or the “Company”), (NASDAQ: TACO), the second largest Mexican-American quick service restaurant chain by units in the United States, today provided a business update related to the impact of COVID-19.

John D. Cappasola, Jr., President and Chief Executive Officer of Del Taco, commented, “The health and safety of our employees, franchisees and guests is a critical focus as we serve communities across the country through limited contact or contactless channels such as drive-thru, takeout and delivery. In doing so, we are truly grateful for our employees and franchisees who are doing an exceptional job providing great food and service during this time of uncertainty.”

Cappasola added, “In order to enhance our financial flexibility, we elected to draw down $50.0 million on our revolving credit facility as a precautionary measure. We have also deferred planned non-essential capital expenditures and have adjusted our operating expenses in view of the current economic uncertainties. We believe that our actions have us well positioned for both the near term and when this crisis is firmly behind us.”

Business Update

Del Taco continues to closely monitor the COVID-19 pandemic with the health and safety of its employees, franchisees and guests in mind, while focusing on business continuity. The Company successfully transitioned its Restaurant Support Center into a virtual office on March 16, 2020 and is not currently experiencing any meaningful disruptions to its supply chain. Of Del Taco’s 597 system-wide restaurants, there are currently four temporary closures, including one company-operated restaurant.

Due to the COVID-19 pandemic, the Company has closed substantially all system-wide dining rooms and continues to operate through limited contact or contactless channels such as drive-thru, takeout and delivery. Historically, prior to the introduction of delivery, drive-thru and takeout represented more than 85% of Del Taco’s company-operated restaurant sales. On the recent fiscal fourth quarter 2019 earnings call the Company reported that delivery had grown to approximately 3% of company-operated restaurant sales following the late 2019 launch of its third delivery service provider. Last week, Del Taco entered into an agreement with its fourth delivery service provider, Uber Eats, which is expected to go live during the fiscal second quarter 2020.

Increased Cash Reserves

The Company has increased its cash position by drawing down $50.0 million under its revolving credit facility. With the draw down and existing cash, the Company currently has over $56.0 million in cash on hand. The increased borrowing was taken as a precautionary measure to bolster Del Taco’s cash position and enhance its financial flexibility as a result of the COVID-19 pandemic.

2020 Outlook

Due to the current unprecedented global market and economic conditions in the United States and around the world, the Company is withdrawing financial guidance for the fiscal year ending December 29, 2020. The Company plans to provide an update on the business during its fiscal first quarter 2020 earnings call, which has not yet been scheduled.

About Del Taco Restaurants, Inc.

Del Taco (NASDAQ: TACO) offers a unique variety of both Mexican and American favorites such as burritos and fries, prepared fresh in every restaurant's working kitchen with the value and convenience of a drive-thru. Del Taco's menu items taste better because they are made with quality ingredients like fresh grilled chicken and carne asada steak, hand-sliced avocado, hand-grated cheddar cheese, slow-cooked beans made from scratch, and creamy Queso Blanco. The brand's campaign further communicates Del Taco's commitment to providing guests with the best quality and value for their money through cooking, chopping, shredding and grilling menu items from scratch. Founded in 1964, today Del Taco serves more than three million guests each week at its approximately 600 restaurants across 15 states. For more information, visit www.deltaco.com.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, information concerning Del Taco’s possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities and the effects of regulation. These statements are based on Del Taco’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “target,” “may,” “will,” “should,” “future,” “propose,” “preliminary,” “guidance,” “on track” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Del Taco’s management’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks include, without limitation, consumer demand, our inability to successfully open company-operated or franchised restaurants or establish new markets, competition in our markets, our inability to grow and manage growth profitably, adverse changes in food and supply costs, our inability to access additional capital, changes in applicable laws or regulations (including minimum wage regulations), food safety and foodborne illness concerns, the impact of the COVID-19 pandemic, our inability to manage existing and to obtain additional franchisees, our inability to successfully execute our portfolio optimization strategy, our inability to attract and retain qualified personnel, our inability to profitably expand into new markets, changes in, or the discontinuation of, the Company’s repurchase program, and the possibility that we may be adversely affected by other economic, business, and/or competitive factors. Additional risks and uncertainties are identified and discussed in Del Taco’s reports filed with the SEC, including under Item 1A. Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2019, and available at the SEC’s website at www.sec.gov and the Company’s website at www.deltaco.com.

Forward-looking statements included in this release speak only as of the date of this release. Del Taco undertakes no obligation to update its forward-looking statements to reflect events or circumstances after the date of this release or otherwise.

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Investor Relations Contact:
Raphael Gross
(203) 682-8253
investor@deltaco.com

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